FOIA CONFIDENTIAL TREATMENT REQUESTED

October 2, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
Mailstop 3561

100 F Street, N.E.
Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director

	Re:	Guess?, Inc.
Form 10-K for fiscal year ended February 2, 2008
Filed April 1, 2008
File No. 001-11893

FOIA CONFIDENTIAL TREATMENT REQUESTED

Dear Mr. Reynolds:

On behalf of Guess?, Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 4, 2008, regarding the Company’s above-referenced Form 10-K for fiscal year ended February 2, 2008 filed with the Commission on April 1, 2008 and the Company’s Proxy Statement filed with the Commission on May 15, 2008 (the “Proxy Statement”).

                Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter.  The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”).  For the Staff’s reference, the Company has enclosed a copy of its letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Confidential Treatment Requested by Guess?, Inc.

Securities and Exchange Commission
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In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (the “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”).  Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has been clearly marked with the legend “Confidential Treatment Requested by Guess?, Inc.” and each page is marked for the record with the identifying numbers and code “G-001” through “G-009.”  Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

For the convenience of the Staff, each comment received from the Staff on September 4, 2008 is restated in italics prior to the Company’s response to that comment.  Following the Staff comment we provide the additional information requested by the Staff.

Proxy Statement Filed May 15, 2008

Executive Compensation, page 25

1.                                      We note the compensation survey data used in benchmarking.  In future filings, identify the companies in the survey data or, to the extent that the compensation committee was not aware of the names of the companies, provide clear disclosure.

Response:

The Compensation Committee used the broad-based survey data described on page 27 of the Proxy Statement for the purpose of obtaining a general understanding of current compensation practices as a supplement to the specific peer group information that the Compensation Committee considered in making its compensation decisions.  These surveys were proprietary, represented the practices of a broad array of companies in the general industry and service and retail industries and did not represent the practices of selected companies operating in these sectors.  Each survey indicated that between 400 and 800 companies had participated in the survey.  The companies participating in the surveys were not known to the Compensation Committee prior to or following the analysis and the data was not selected for use based on the specific companies participating in the surveys.  Instead, the data was used by the Compensation Committee as a general reference point in its compensation decisions.  The Company believes that its exclusion of the names of the companies in the surveys considered by the Compensation Committee is consistent with the Staff’s position set forth in the response to Question 118.05 of the Staff’s Regulation S-K Compliance & Disclosure Interpretations as updated on July 3, 2008 (the “Disclosure Interpretation”).

In future filings and consistent with the Disclosure Interpretation, the Company will expand its disclosure to clarify the nature and purpose of the Compensation Committee’s review of any

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broad-based survey data. To the extent that the Compensation Committee specifically considers the compensation levels of any particular companies included in those surveys in the future, the Company will identify those companies in the related future filings, to the extent those companies are not otherwise identified as members of the peer group of companies the Compensation Committee considered in making its compensation decisions.

2.                                      The company’s proxy statement discloses that its compensation committee has established specific pre-established performance goals to calculate its annual and long-term incentive award for fiscal year 2008.  The company, however, has not provided quantitative disclosure of the EPS and other targets to be achieved for your named executive officers to earn their performance bonuses.  In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  In addition, please supplementally advise us, within the timeframe below, whether the company’s targets for the fiscal year 2009 are expected to be materially different from those of fiscal year 2008.  To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Response:

As stated in the Compensation Discussion & Analysis (“CD&A”) section of the Proxy Statement, the Company disclosed that annual cash bonus amounts for the Named Executive Officers (as defined in the Proxy Statement) under the Company’s Annual Incentive Bonus Plan for fiscal year 2008 (the “AIP”) and annual equity awards under the Company’s long-term equity incentive award program for fiscal year 2008 (the “Long-Term Equity Award Program”) were determined based on the Company’s performance against earnings per share (“EPS”) goals established in its confidential internal business plan (“Business Plan”) for fiscal year 2008.  The Company disclosed that the cash bonus opportunities under the AIP and the equity award opportunities under the Long-Term Equity Award Program at threshold, target and stretch levels of achievement of EPS goals were expressed as a percentage of the Named Executive Officer’s base salary and the Company disclosed the ranges of the award payouts at each of the three levels of performance.  While the Company did not disclose the specific EPS goals at each of threshold, target and stretch levels of performance for reasons described below, the Company did disclose that it set the target level of awards for compensation purposes based on achieving the “plan” level of EPS performance under the Business Plan and that the stretch performance goals were considered very ambitious goals that were not expected to be achieved unless the Company’s results were exceptional and well above the Business Plan.  The Company also disclosed that the Compensation Committee believed that the EPS goals were challenging based on historical Company performance and industry and market conditions.

The Company respectfully advises the Staff that it believes quantitative disclosure of the specific EPS performance goals under the AIP and the Long-Term Equity Award Program would

Confidential Treatment Requested by Guess?, Inc.

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result in competitive harm to the Company and thus may be omitted from disclosure under Instruction 4 to Item 402(b) of Regulation S-K.

[* * *]

The Company’s AIP and Long-Term Equity Award Program for fiscal year 2009 are substantially similar to those programs in effect for fiscal year 2008.  The Company has updated its EPS goals used for purposes of these programs for fiscal year 2009, but does not believe that the differences in the goal setting process are material.

In the Company’s future filings, the Company will provide disclosures materially similar to those included in the Proxy Statement, but will expand its discussion concerning how the performance goals were set and how likely, at the time of setting such goals, that the Company was expected to achieve the undisclosed threshold, target and stretch Company EPS performance measures.

In connection with the above comments and our response, we would also like to acknowledge our understanding that the Company is responsible for the adequacy and accuracy of the disclosures in our filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (213) 765-3630 or (213) 765-0911 (facsimile) with any questions or comments regarding this letter.

Very truly yours,

/s/ Jason T. Miller
Jason T. Miller
Assistant General Counsel
Guess?, Inc.

cc:	Edwin S. Kim
Attorney-Adviser
U.S. Securities and Exchange Commission

Pamela Howell
Special Counsel
U.S. Securities and Exchange Commission

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Confidential Treatment Requested by Guess?, Inc.